Nexa Reports Second Quarter 2021 Results including Adjusted EBITDA of US$233 Million

Luxembourg, July 29, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three and six months ended June 30, 2021. This Earnings Release should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nexa and the notes thereto at and for the three- and six-months periods ended June 30, 2021 (the “2Q21 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“We safely delivered another quarter of strong results and solid operational performance. In 2Q21, we achieved the highest quarterly Adjusted EBITDA in our history.

All protocols to mitigate the spread of COVID-19 in our operations, projects and host communities remain in place and we believe they have been effective. Mining and smelting operations are running at high utilization rates.

We are close to delivering our first greenfield project, which will be our sixth mine. Aripuanã is a long-life underground polymetallic mine, and we are on track to begin production in early 2022.

As the global economy continues to improve, we anticipate demand for our products will continue to recover. We will continue to invest and grow, with appropriate adjustments for both the opportunities and the challenges imposed by COVID-19, among other factors.

Considering favorable market conditions and solid financial performance, we are evaluating our capital allocation strategy and the jurisdictions where we are operating.

We have increased our CAPEX guidance for 2021 due to updated expenditures for the Aripuanã project, mainly driven by COVID-19 related costs and impacts, and for other growth projects, and also an estimated increase in sustaining investments.

With respect to our ESG initiatives, we are happy to say that we recently launched an exclusive lodge dedicated to women only, located in Cerro Lindo, Peru. It will provide well-being and comfort for our employees who work in shifts 14x7 days.

Our balance sheet remains strong, and we believe we are well positioned to continue to deliver sustainable results. We remain committed to building a path to grow steadily in zinc and copper, creating value for all our stakeholders by maximizing the returns of our operations and growth projects to build the mining of the future.”

Highlights

Operational and Financial

▪	Consolidated net revenue reached US$686 million in the second quarter compared with US$337 million a year ago and US$603 million in 1Q21, mainly driven by higher metal prices and volumes. In 1H21, net revenue was US$1,289 million compared with US$779 million in 1H20.
▪	Zinc production of 82kt in the quarter increased 31% and 5% compared to 2Q20 and 1Q21, respectively, primarily driven by higher production in Peruvian mines, which were impacted in 2Q20 by operating restrictions imposed by the Peruvian government due to COVID-19. Zinc production totaled 159kt in the first six months of 2021.
▪	In 2Q21, metal sales were 157kt, up 31% year-over-year and 6% from 1Q21, mainly driven by global demand recovery, and totaled 305kt for 1H21.

Earnings Release - 2Q21

▪	Adjusted EBITDA was US$233 million in 2Q21 compared with US$40 million in 2Q20 and US$180 million in 1Q21 with Adjusted EBITDA for the first six months ended June 30, 2021, totaling US$413 million.
▪	Mining cash cost[1] in 2Q21 was US$0.14/lb compared with US$0.36/lb in 2Q20, mainly driven by higher by-products credits (volume and prices). Compared to 1Q21, mining cash cost decreased by 40%.
▪	Smelting cash cost[1] in 2Q21 was US$1.08/lb compared with US$0.70/lb in 2Q20, mainly explained by higher zinc prices. Compared to 1Q21, smelting cash cost increased by 9%.
▪	Incremental costs related to COVID-19 in 2Q21 amounted to US$4.8 million and US$9.0 million in 1H21, which were partially offset by other costs savings in the operations.
▪	Net income in 2Q21 totaled US$122 million or US$0.82 per share. In 1H21, net income was US$154 million.
▪	Net debt to Adjusted EBITDA ratio for the last twelve months maintained its downward trend and stood at 1.19x, due to higher adjusted EBITDA reflecting the improvement in the results of our operations.
▪	Liquidity remains strong. Total cash[2] amounted to US$1,076 million at June 30, 2021 and our current available liquidity is US$1,376 million, including the revolving credit facility.

Operational efficiency program | Nexa Way

▪	Nexa Way program was initiated in mid-2019, aiming to structurally improve our business model and change our organizational culture. In that same period, we implemented initiatives that we expected to generate at least US$120 million in annualized EBITDA by the end of 2021. At the end of 2Q21, these initiatives generated an estimated annualized impact to EBITDA of US$110 million.
▪	As previously disclosed, new opportunities emerged in 2020 and continue to emerge in 2021. New initiatives were implemented in 2H20 and 1H21 with some non-recurring additional costs, temporarily increasing our sales, general and administrative expenses (“SG&A”). In 2Q21, new initiatives were implemented at a cost included in our SG&A of US$0.5 million. These new initiatives are estimated to generate an additional annualized positive impact to EBITDA of US$60 million and at the end of 2Q21, the estimated annualized impact to EBITDA was US$57 million.
▪	Our ability to achieve our Nexa Way targets through 2021 depends on future metal prices, production and demand recovery, among other factors.

Guidance

▪	Production, sales and cash cost guidance remain unchanged.
▪	2021 CAPEX guidance has been revised to US$510 million versus US$450 million due to the updated expenditures for the expansion projects, including Aripuanã.
▪	Guidance is subject to the continuous evaluation of several factors, including the impact of COVID-19 on our operations, supply chain and demand for our products.
▪	Refer to our “Nexa | Outlook” section for further details.

Projects

Aripuanã

▪	The project´s physical progress reached 88.7% at the end of June 2021. We are on track to conclude mechanical completion in 4Q21 and to start production in early 2022.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

2 Cash and cash equivalents and financial investments

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Earnings Release - 2Q21

▪	As a result of COVID-19 related-measures, inflation and our commitment to the project timeline, total CAPEX is estimated to increase to US$575-595 million compared to the previous estimate of US$547 million released in October 2020.
▪	In 2Q21, we expended US$59 million, totaling US$99 million in 1H21 with cumulative CAPEX of US$407 million since the beginning of the construction.
▪	We continue with mine development activities in both the Arex and Link mines. In June, we achieved 100% of the vertical development project scope, almost one month ahead of the timeline presented in October 2020. We have 340 employees working on mine development at Aripuanã.
▪	The qualification program for future mining operators has continued to progress. In July, we are completing the training of 56 students in our third training class. Of the total number of participants, 44% are women and we expect to have at least 50% women in our future workforce.
▪	Refer to our “Aripuanã project” section for further details.

Potential growth projects

▪	Magistral FEL 3 studies continue to progress and further detail engineering for project access also has advanced. External analyses to mitigate the project execution risks are underway, before moving forward with the project’s approval by our Board.
▪	At Hilarión, the exploratory drilling program is continuing and has confirmed two potential new orebodies at Hilarión Sur target, the southern extension of the Hilarion deposit.
▪	Bonsucesso engineering studies (FEL3) continue to progress. We continued brownfield drilling in the central zone, and we have confirmed that the Bonsucesso mineralized zone extends at depth along a parallel southwestern trend.

ESG and Corporate

▪	Nexa signed the letter of adhesion and the 10 commitments of the LGBTI+ Business and Rights Forum, an institution that brings together companies committed to the inclusion and defense of the LGBTQIA+ community and human rights. Joining the Forum reinforces the importance of the plurality program within the Company and in the mining sector.
▪	We are supporting our host communities to combat COVID-19. We donated oxygen plants in Chinca and Pasco, in Peru, and hospital equipment and food baskets to communities in social vulnerability in Brazil.
▪	Nexa and Artemis, a social enterprise founded on a collective of female entrepreneurs focused on disruptive change in global economic, environmental, and social development in mining, have partnered so Artemis companies can provide solutions to Nexa challenges through our innovation program Mining Lab. This initiative seeks to transition from ESG compliance to using ESG as an imperative for genuine change and improved business performance.
▪	In Aripuanã, we are supporting the City Hall in the improvement of structural issues, such as the renovation and improvements of the city’s water treatment station and the expansion of the aerodrome.
▪	We are also acting to reduce our GHG emissions contributing to a low-carbon economy. We remain committed to diminish our waste volumes and transforming them into secondary products, reducing the usage of our tailing dams.
▪	Ian Wilton Pearce, a member of our Board of Directors who served on the sustainability and capital projects committee, resigned from Nexa’s board, effective July 29, 2021. Jaime Ardila, Chair of Nexa, commented, “On behalf of everyone at Nexa, we would like to thank Ian for his contributions to our growth strategy and success as a company. Mr. Ian Pearce has been a valued director since 2019 and the Company wishes him success in his future endeavors.”
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Earnings Release - 2Q21

Selected indicators

US$ million (except indicated otherwise)	2Q21	1Q21	2Q20X	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Treated ore (kt)	3,207.3	2,960.2	1,856.1	72.8%	6,167.6	4,662.7	32.3%

Mining Production | contained in concentrate
Zinc (kt)	81.6	77.4	62.4	30.7%	159.0	139.3	14.2%
Copper (kt)	6.9	7.9	4.7	45.9%	14.8	11.7	26.0%
Lead (kt)	11.7	10.4	4.7	149.9%	22.0	14.0	56.9%

Metal sales (kt) (1)	156.6	148.4	119.9	30.6%	305.0	265.2	15.0%

Consolidated Net Revenue	686.2	602.9	336.7	103.8%	1,289.1	778.8	65.5%

Mining	141.4	97.3	3.0	4,681.4%	238.8	(13.6)	—
Smelting	92.5	83.6	39.2	136.0%	176.1	100.6	75.1%
Eliminations & Adjustments	(1.3)	(0.9)	(2.2)	(43.4%)	(2.2)	(3.3)	—
Adjusted EBITDA (2)(3)	232.7	180.0	39.9	483.0%	412.6	83.6	393.4%
Adj. EBITDA margin (%)	33.9%	29.8%	11.9%	22.1p.p.	32.0%	10.7%	21.3p.p.

Expansion (4)	61.3	42.0	52.9	15.8%	103.3	94.1	9.8%
Sustaining	51.5	29.1	17.7	190.6%	80.5	39.6	103.6%
HSE	4.7	1.8	1.9	146.5%	6.5	12.4	(47.9%)
Others (5)(6)	(1.3)	11.0	(3.7)	(64.6%)	9.7	2.9	231.5%
Capital Expenditures	116.2	83.8	68.9	68.6%	200.0	149.0	34.2%

Liquidity and Indebtedness
Total cash (7)	1,075.6	1,033.8	913.5	17.7%	1,075.6	913.5	17.7%
Net debt	867.3	932.7	1,026.1	(15.5%)	867.3	1,026.1	(15.5%)
Net debt / LTM Adj. EBITDA (x)	1.19	1.73	4.97	—	1.19	4.97	—

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes non-recurring expenses relating to the Nexa Way program of US$0.5 million in 2Q21 and US$3 million in 1Q21.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 1 – “Information by business segment and geographic area” in the 2Q21 Consolidated Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) Tax credits of US$2 million in 2Q21 included.

(7) Cash, cash equivalents and financial investments.

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Earnings Release - 2Q21

Nexa | Outlook

Production guidance is unchanged at 310-342kt of zinc, 26-30kt of copper, 42-49kt of lead and 8,531-9,317koz of silver. Sales and cash cost guidance for 2021 is also unchanged. Further details outlined below.

2021 estimated CAPEX has been increased to US$510 million from US$450 million, mainly driven by (i) updated expenditures for the Aripuanã project; (ii) the increase in other expansion projects; and (iii) higher sustaining investments.

For the year, our mineral exploration and project evaluation expenses guidance of US$71 million remains unchanged.

While people around the world have been getting vaccinated, COVID-19 remains a concern. Our operating scenario still requires caution. Our guidance assumes that we will continue to overcome the scenario of restricted protocols to access our mines and potentially more limited workforce and logistics. Guidance is subject to the continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

Although a high level of uncertainty remains in the short-term, we remain positive about the long- term outlook and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America.

Mining segment

Main products

Metal Contained (in concentrate)		1H21	2021 Guidance
Zinc	Kt	159	310	—	342
Cerro Lindo		54	104	—	112
El Porvenir		24	50	—	60
Atacocha		3.3	8	—	10
Vazante		68	130	—	140
Morro Agudo		8.9	18	—	20

Copper	Kt	14.8	26	—	30
Cerro Lindo		14.6	26	—	29
El Porvenir		0.2	0.4	—	0.4

Lead	Kt	22	42	—	49
Cerro Lindo		7.2	13	—	14
El Porvenir		7.7	15	—	18
Atacocha		3.9	9	—	10
Vazante		0.8	1.0	—	1.5
Morro Agudo		2.4	4.3	—	5.0

Silver	Koz	4,310	8,531	—	9,317
Cerro Lindo		2,008	3,655	—	3,808
El Porvenir		1,597	3,469	—	3,873
Atacocha		466	1,061	—	1,241
Vazante		239	345	—	395

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Earnings Release - 2Q21

Smelting segment

Smelter sales are expected to remain strong following continuous demand recovery, supported by global economy growth.

Smelting sales		1H21	2021 Guidance
Metal	Kt	305	615	—	635
Zinc metal		285	580	—	596
Zinc oxide		20	35	—	39

2021 Cash costs

We are maintaining our cash cost guidance for all mines and smelters.

Cash cost (US$/lb)	1H21	2021 Guidance
Mining cash cost (1)	0.19	0.33
Cerro Lindo	(0.27)	0.00
El Porvenir	0.53	0.52
Atacocha	(0.89)	0.27
Vazante	0.40	0.47
Morro Agudo	0.68	0.79
Smelting cash cost (2)	1.04	0.95
Cajamarquilla	1.04	0.96
Três Marias	1.06	0.93
Juiz de Fora	0.96	0.96

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Note: Cash costs are based on several assumptions, including but not limited to volumes, commodity prices, foreign exchange rates, and operating costs. Cash cost numbers include and contemplate COVID-19 incremental costs but do not include the impact of idle capacity costs in the Atacocha mine in 1Q21.

2021 Capital Expenditures (“CAPEX”)

Our estimated CAPEX has been revised to US$510 million from US$450 million.

Expansion projects investments are estimated at US$273 million. Aripuanã represents approximately 93% of this amount. Refer to “Aripuanã project” section for further information. With respect to other expansion projects, the following changes have been made to our guidance:

▪	Magistral: estimated investment of US$12 million versus US$2 million mainly driven by further analysis to mitigate the project execution risks, and the progression of detail engineering for project access and future road construction.
▪	Bonsucesso: estimated investment of US$3 million versus US$1 million due to scope change and detail engineering studies.

Investments in non-expansion projects have been updated to US$238 million, up 12% compared to previous guidance, primarily driven by an estimated increase in sustaining capex due to an increase in mine development and maintenance costs.

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Earnings Release - 2Q21

CAPEX	2021e	2021e
(US$ million)	Previous	Updated
Expansion projects	237	273
Aripuanã	232	255
Others (1)	5	18
Non-Expansion	213	238
Sustaining (2)	166	191
HSE	33	33
Others (3)	14	14
TOTAL	450	510

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies completion.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

Note - foreign exchange rates assumptions have been updated: BRL/USD: 5.22 versus BRL/USD: 5.05.

Exploration & Project Evaluation and Other Expenses

Other operating expenses (US$ million)	1H21	2021 Guidance
Exploration	25	51
Mineral Exploration	18	32
Mineral rights	4	8
Sustaining (mine development)	2	11
Project Evaluation	6	20
Exploration & Project Evaluation	31	71

Other	4	19
Technology	2	9
Communities	1	10

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Earnings Release - 2Q21

Aripuanã project

The current project targets three main elongated mineralized zones (Arex, Link and Ambrex) that have been defined in the central portion of the project. Based on the current estimate of Mineral Reserves3, the deposits support a production rate of 2.2Mtpa, producing an average of 70kt of zinc per year and zinc equivalent production is estimated at 119kt per year for approximately 11 years. Based on the estimated Inferred Mineral Resources, we believe life of mine could be extended beyond 20 years.

The project timeline remains unchanged. The project’s mechanical completion is expected in 4Q21, and production is scheduled to start in early 2022.

The total estimated CAPEX for the project has been revised from US$547 million to US$575-595 million. The upper guidance range includes a provision of US$20 million related to potential additional COVID-19 related-costs. We estimate CAPEX of US$255 million in 2021, with residual investments of US$12-32 million to be made in 2022.

Cost increases resulted primarily from, among other factors, impacts related to COVID-19 and scope change due to additional houses.

The CAPEX estimate communicated in 3Q20 contemplated an estimated impact of the first wave of COVID-19. The extension of COVID-19 has demanded additional precautionary measures, and some of these costs were not predictable at that time. The main impacts related to COVID-19 costs that have impacted the project are:

▪	Increased accommodation costs for lodgings due to the reduced occupation per room following the required distancing protocols;
▪	Higher costs due to increased frequency of sanitization in lodgings, offices and vehicles;
▪	Quarantine protocols that varied through the different waves faced for over a year;
▪	Additional buses for the transportation of Nexa’s team, contractors and subcontractors’ workforce from and to site due to the maximum occupation of their capacity, which was reduced to 50%, complying with distancing protocols;
▪	Increase in testing procedures that varied through the different waves over the last year;
▪	Increase of the team dedicated to COVID-19 prevention and combat;
▪	Increases in manpower due to the impact on all of these factors on productivity and the determination to maintain the project schedule; and
▪	Claims from contractors due to COVID-19.

The project has been updated to include the construction of 80 new houses in 2021 and 2022 as we have more people from the operational team willing to settle in Aripuanã with their families. As the project is located in a remote area, this change is beneficial for the operation as it will reduce the turnover of the workforce that flies-in and flies-out.

2Q21 project update

In 2Q21, we expended US$59 million to develop Aripuanã, for a total US$99 million in 1H21 (nearly 40% of the planned CAPEX for 2021) and a cumulative CAPEX of US$407 million (not including FEL3 expenses) since the beginning of the construction.

3 Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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Earnings Release - 2Q21

As previously disclosed, the remaining CAPEX will be supported by our current cash position, future cash generation and a long-term loan agreement with BNDES of approximately US$140 million that matures in 2040.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impact which is ongoing.

The updated status of the project was as follows:

▪	99.9% of procurement has been completed (compared to 96.8% in 1Q21); and
▪	About 98% of long lead equipment (including SAG, vertical and ball mill, crushers, flotation columns, flotation cells, thickener, e-houses, among others) has already been delivered to site (compared to 90% in 1Q21).

Overall project physical progress reached 88.7% at the end of 2Q21. Horizontal mine development reached an accumulated 10,826 meters at the end of June, compared to 8,716 meters at the end of March 2021. Approximately 241kt of ore was stockpiled, up from 167kt at the end of March.

We have a total of 340 mine operations employees involved in mine development. In addition, the qualification program for future mining operators continues to progress. We trained 285 people in the first two classes. We are completing, in July, the training of 56 students in our third training classes. We will continue in 3Q21 with three more groups, totaling 63 people.

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Earnings Release - 2Q21

Consolidated performance

Net revenue

US$ million	2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Revenue – Mining	310.9	255.2	110.7	180.8%	566.1	273.2	107.2%
Revenue – Smelting	522.4	467.4	274.6	90.3%	989.8	646.4	53.1%
Intersegment Results	(162.6)	(129.3)	(52.0)	213.0%	(292.0)	(139.7)	109.0%
Adjustments	15.5	9.6	3.4	357.5%	25.1	(1.1)	—
Net Revenue	686.2	602.9	336.7	103.8%	1,289.1	778.8	65.5%

In 2Q21, net revenue was US$686 million, 104% higher year-over-year, mainly driven by higher metal prices and volumes, both of which were impacted by the COVID-19-related mandatory measures in our Peruvian operations in 2Q20, and the reduction in Juiz de Fora utilization rate. The LME average prices for zinc, copper, and lead were up by 49%, 81%, and 27%, respectively, compared to the same period of 2020.

Compared to 1Q21, net revenue increased by 14% due to the above-mentioned factors. The LME average zinc, copper and lead prices increased by 6%, 14% and 5%, respectively.

In the first six months of 2021, net revenue of US$1,289 million was up 66% compared to 1H20, also driven by higher metal prices and volumes. During the period, the LME average zinc, copper and lead prices increased by 38%, 65% and 18% respectively, compared to 1H20.

Cost of sales

US$ million	2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Cost of sales – Mining	(176.4)	(163.6)	(119.2)	48.0%	(340.0)	(302.4)	12.4%
Cost of sales – Smelting	(433.8)	(380.5)	(241.3)	79.8%	(814.3)	(554.5)	46.8%
Intersegment Results	162.6	129.3	52.0	213.0%	292.0	139.7	109.0%
Adjustments	(17.1)	(8.0)	(7.5)	129.4%	(25.2)	9.9	—
Cost of sales	(464.7)	(422.8)	(316.0)	47.1%	(887.5)	(707.3)	25.5%

In 2Q21, cost of sales amounted to US$465 million, up 47% year-over-year. The cost increase was mainly driven by (i) higher volumes; (ii) the increase in metal prices, affecting the concentrate cost at our smelting segment; (iii) higher operating costs, as costs in 2Q20 were temporarily reduced due to the production suspension of our Peruvian mines; and (iv) the negative impact from the appreciation of the Brazilian real (“BRL”) against the U.S. dollar.

Compared to 1Q21, cost of sales increased by 10% due to (i) higher volumes and metal prices; and (ii) the increase in maintenance costs and COVID-19 expenses. Cost of sales was also affected by the appreciation of the BRL against the U.S. dollar.

During 1H21, cost of sales increased by 25% compared to the same period of 2020, mainly because of the above-mentioned reasons.

COVID-19 expenses

Following the best market practices, international benchmark protocols to mitigate the spread of COVID-19 were implemented during 2020 in all our operations and remain in place. We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

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Earnings Release - 2Q21

In 2Q21, COVID-19 related costs totaled US$4.8 million (US$4.2 million in mining, and US$0.6 million in smelting) and are included in cost of sales and in operating expenses. In 1H21, COVID-19 related costs amounted to US$9 million.

SG&A

In 2Q21, SG&A expenses amounted to US$35 million, including a non-recurring expense of US$0.5 million related to the Nexa Way program. SG&A expenses were up US$6 million compared to 2Q20 (US$29 million) and down 3% compared to 1Q21 (US$37 million) reflecting our efforts to control costs.

As a ratio of net revenue, SG&A expenses stood at 5%, decreasing 351bps from 2Q20 and 91bps compared to 1Q21.

In 1H21, SG&A expenses amounted to US$72 million, up 2% from the same period of 2020.

Operational efficiency program – Nexa Way

The Nexa Way program continues to advance. We remain focused on capturing the gains of the initiatives implemented in 2019 and we estimate these initiatives have generated an estimated annualized impact to EBITDA of US$110 million. We continue to target an improvement of at least US$120 million in annualized EBITDA by the end of 2021.

As previously disclosed, new opportunities emerged and they were implemented during 2H20 and 1H21. All these new initiatives were estimated to generate an additional annualized positive impact to EBITDA of approximately US$60 million by the end of 2021. In 2Q21, additional initiatives have been implemented at an estimated non-recurring cost in our SG&A of US$0.5 million. At the end of June, we estimate these initiatives have generated an estimated annualized impact to EBITDA of US$57 million.

Our ability to achieve this target largely depends on future metal prices, production and demand recovery.

The Nexa Way initiatives are primarily related to our operations, including priorities such as, among others, increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters and increased roaster performance. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all Nexa.

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate.

Adjusted EBITDA

In 2Q21, Adjusted EBITDA was US$233 million compared with US$40 million in the same period a year ago. Adjusted EBITDA margin stood at 34% expanding 22bps. The main factors that contributed to this performance were (i) the positive US$115 million net price effect related to higher zinc prices and changes in market prices in respect of quotation period adjustments; (ii) the increase in by-products contribution driven by higher prices and sales volume; and (iii) higher metal sales volume. These factors were partially offset by (iv) higher operating costs driven by the increase in volumes, maintenance and third-party services expenses; and (v) an increase in exploration and project evaluation disbursements in accordance with our plan.

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Earnings Release - 2Q21

Compared to 1Q21, Adjusted EBITDA increased by 29%. The main factors that contributed to this performance were (i) the increase in volumes of US$14 million; (ii) the positive US$10 million net price effect related to higher zinc prices; and (iii) the increase in by-products contribution of US$32 million mainly driven by higher prices and sales volume.

During 1H21, Adjusted EBITDA was US$413 million compared with US$84 million in the same period a year ago driven mainly by the aforementioned factors.

US$ million	2Q21	1Q21	2Q20
Adjusted EBITDA	232.7	180.0	39.9
Impairment	0.0	0.0	0.0
EBITDA	232.7	180.0	39.9
Deprec., amort. and depletion	(62.2)	(59.2)	(52.1)
Net financial results	32.3	(74.2)	(54.5)
Taxes on income	(80.6)	(15.0)	9.9
Net Income (loss)	122.2	31.6	(56.2)

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Earnings Release - 2Q21

Net financial result

The net financial result in 2Q21 was an income of US$32 million compared to US$74 million expense in 1Q21 primarily driven by a positive variation of foreign exchange and derivative financial instruments during the period.

The foreign exchange variation had a positive impact of US$52 million versus a negative impact of US$37 million in 1Q21, mainly explained by the 12% appreciation of the BRL against the U.S. dollar4 versus the 10% depreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 2Q21 was an expense of US$20 million compared to an expense of US$37 million in the previous quarter.

US$ thousand	2Q21	1Q21	2Q20
Financial income	2,033	1,921	3,430

Financial expenses	(35,286)	(34,215)	(39,095)

Other financial items, net	65,517	(41,885)	(18,802)
Foreign exchange gain (loss)	52,262	(37,106)	(20,158)

Net financial result	32,264	(74,179)	(54,467)
Net financial result excluding FX	(19,998)	(37,073)	(34,309)

Net income (loss)

Net income was US$122 million in 2Q21 compared to a net loss of US$56 million in 2Q20. The net income was primarily driven by the improvement in operating income, which was positively affected by higher metal prices, increase in sales volumes and better operating performance. Net income attributable to Nexa’s shareholders was US$109 million in 2Q21 resulting in earnings per share of US$0.82.

In 1H21, net income was US$154 million compared to a net loss of US$670 million in the same period a year ago, mainly due to the aforementioned reasons.

4 On June 30, 2021, the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.002/US$1.00 compared to R$5.697/US$1.00 on March 31, 2021.

13

Earnings Release - 2Q21

Business Performance

Mining segment5

Mining production

Consolidated		2Q21	1Q21	2Q20	2Q21 vs. 2Q20		1H21	1H20	1H21 vs. 1H20
Treated Ore	kt	3,207	2,960	1,856	72.8%		6,168	4,663	32.3%

Grade
Zinc	%	2.90	3.00	3.86	(95	bps)	2.95	3.41	(47	bps)
Copper	%	0.28	0.34	0.32	(4	bps)	0.31	0.32	(1	bps)
Lead	%	0.50	0.49	0.40	10 bps		0.50	0.45	5 bps
Silver	oz/t	0.92	0.95	0.77	18.6%		0.94	0.83	12.1%
Gold	oz/t	0.004	0.004	0.003	18.7%		0.004	0.004	8.1%

Production | metal contained
Zn	kt	81.6	77.4	62.4	30.7%		159.0	139.3	14.2%
Cu	kt	6.9	7.9	4.7	45.9%		14.8	11.7	26.0%
Pb	kt	11.7	10.4	4.7	149.9%		22.0	14.0	56.9%
Ag	koz	2,245	2,065	900	149.4%		4,310	2,599	65.8%
Au	koz	6.1	4.8	2.1	185.4%		10.9	5.9	84.1%

In 2Q21, treated ore volume was 3,207kt, up 72.8% compared to the same period last year. In Peru, the increase in Cerro Lindo (+94.2%), El Porvenir (+121%), and Atacocha (+596%) mines was due to the normalization of operations, given that production was temporarily suspended in the same period of 2020 following the measures announced by the Peruvian government in its efforts to control the COVID-19 outbreak. Compared to 1Q21, treated ore volume increased by 8.3%.

In Brazil, despite the temporary suspension at the Extremo Norte mine as previously disclosed, treated ore volume at the Vazante operation increased by 1.1% from 2Q20. Compared to 1Q21, treated ore volume decreased by 0.4%.

Zinc equivalent6 production totaled 136kt in 2Q21, up 52% compared to 2Q20 due to higher treated ore volume. The average zinc grade decreased by 95bps to 2.90%, mainly driven by the Brazilian mines. Copper head grade decreased by 4bps to 0.28%, while lead average grade increased by 10bps to 0.50%. Compared to 1Q21, zinc equivalent production increased by 4.6%.

Zinc production of 82kt in the quarter increased by 31% from 2Q20 due to the production increase in our Peruvian mines. Compared to 1Q21, zinc production increased by 5.5%.

Lead and copper production followed the same trend and increased by 150% and 46% from 2Q20, respectively. Compared to 1Q21, copper production decreased by 1.1kt while lead production increased by 1.3kt.

In 1H21, treated ore volume increased 32.3% year-over-year to 6,168kt, which compensated for lower zinc grades (down 47bps to 2.95%). Therefore, zinc production totaled 159kt, 14% higher than 1H20. Lead and copper followed the same trend and production increased to 22.0kt and 14.8kt, respectively.

5 Segment consolidation available in the appendix.

6 For zinc equivalent calculation, please see the appendix (“Mining Information – Consolidated”).

14

Earnings Release - 2Q21

Cerro Lindo

In 2Q21, treated ore volume of 1,645kt increased by 94% from 2Q20, impacted by the COVID-19 related mandatory measures in our Peruvian operations. Compared to 1Q21, treated ore volume increased by 3%.

Zinc production was 29kt, up 131% compared to 2Q20 and 15% compared to 1Q21, as a result of the increase in treated ore volume and higher grade (1.94%). The higher average grade in 2Q21 was mainly driven by production in the remaining areas and revision of short-term mining design, reducing the planned dilution and being more selective in ore extraction. These initiatives are part of our operational efficiency from the Nexa Way program. Consequently, we have increased development meters to support the new operational layout and to accelerate the reserve replacement to sustain the mining plan flexibility.

Copper production was 6.7kt, up 44% compared to 2Q20 and down 15% from 1Q21. Copper average grade was 0.48% (9bps lower than 1Q21), as we accessed higher grade areas in 1Q21.

Lead production was 3.8kt, up 224% and 16% compared to 2Q20 and 1Q21, respectively. Lead average grade was 0.31% (up 10bps year-over-year and up 3bps from 1Q21).

At the end of 2Q21, we experienced a mechanical issue with the thickeners. The repair is in progress and the situation is being monitored. For now, we do not anticipate any material impact on our annual production guidance associated with this event.

In the first six months of 2021, zinc production totaled 54.4kt, an increase of 60% compared to last year. Copper and lead production were up 25% and 112%, to 14.6kt and 7.2kt, respectively.

During 2H21, we expect similar levels of zinc production as in 1H21. Copper and lead grades should remain relatively stable compared to the first six months of 2021.

In 2Q21, sustaining capital expenditures amounted to US$7.8 million, mainly related to mine development and drilling in order to reduce the planned dilution, totaling US$12.2 million in 1H21.

El Porvenir

Zinc production of 12kt was up 113% in 2Q21 compared to the same quarter last year, primarily driven by the increase in treated ore volume as explained above. Compared to 1Q21, zinc production increased by 6%.

Zinc average head grade was 2.73%, down 7bps from a year ago, mainly due to the prioritization of higher-grade areas during 2Q20 to accelerate the resumption of operations. Compared to 1Q21, zinc grade was up 9bps, as a result of development ramp-up, which is allowing to increase the availability of higher-grade areas.

Copper production increased to 0.1kt in 2Q21. Lead and silver production followed the same trend and increased by 145% and 122%, respectively, when compared to 2Q20. Compared to 1Q21, copper production was relatively flat and lead decreased by 9% and silver decreased by 12.6%.

In 1H21, treated ore volume totaled 1,018kt, up 55% from the same period of last. As a result, zinc, copper, and lead production increased to 24kt, 0.2kt and 7.7kt, respectively.

As previously disclosed, by the end of 2021 we expect to complete modernization and debottleneck studies for El Porvenir to evaluate deepening of the mine and extension of its life-of-mine.

In 2Q21, sustaining capital expenditures amounted to US$16.7 million, related to mine development and tailings dams elevation, totaling US$17 million in 1H21.

15

Earnings Release - 2Q21

Atacocha

Treated ore volume was 372kt, up 318kt year-over-year and 186kt from 1Q21, reflecting the resumption of full production capacity in 2Q21. As previously disclosed, mining production in 2Q20 was impacted by the measures imposed by the Peruvian government and our decision to maintain suspended the Atacocha underground mine, while production in 1Q21 was affected by illegal protest activities from local communities that blocked access to the road.

Zinc production of 2.1kt in 2Q21 increased by 1.6kt and 0.9kt compared to 2Q20 and 1Q21, respectively. Zinc head grade averaged 0.77% in the quarter, down 43bps versus 2Q20 and 14bps versus 1Q21.

Lead and silver production followed the same trend and increased to 2.6kt and 309koz compared with 0.5kt and 54koz, respectively, in 2Q20. Compared to 1Q21, lead increased by 84% and silver increased by 96%.

In 1H21, treated ore volume totaled 557kt, up 47% from the same period. However, zinc production decreased from 4.1kt to 3.3kt, explained by a trend towards lower grades as the open pit average grade is lower than the underground mine.

Atacocha tailings dam elevation project: construction started in 4Q20 and as previously disclosed, completion is expected in 4Q21. This tailings dam raise is expected to support our operations until 2025.

In 2Q21, sustaining capital expenditures amounted to US$4.4 million, mainly driven by the tailings dam elevation, totaling US$6.4 million in 1H21.

Vazante

Treated ore volume amounted to 406kt, up 1% from 2Q20. Compared to 1Q21, treated ore volume decreased by 0.4%.

As previously disclosed, Extremo Norte mine production remains temporarily suspended. With the support of external experts along the quarter, an in-depth analysis of the geological and geotechnical conditions has been carried out and no significant progress has been detected in the displacements. Nexa has initiated a rehabilitation plan to access the main ramp entrance and mine development should restart during the 3Q21 while mine production is expected to resume in 1Q22.

Zinc production of 34kt in 2Q21 decreased by 8% and 3% compared to 2Q20 and 1Q21, respectively. Zinc head grade averaged 9.65% in the quarter, down 88bps versus 2Q20 and 12bps versus 1Q21, as a result of the temporary suspension of Extremo Norte orebodies with higher zinc average grade.

In 1H21, treated ore volume totaled 814kt, up 2% from the same period of last year, as we have increased throughput at the Vazante mine to mitigate the decrease in production in Extremo Norte. Zinc production of 68.4kt decreased by 6.9% from 1H20 following lower grades.

Vazante mine deepening project: the excavation of phase 2 of the EB-140, the main stage of the mine deepening project, and activities of CEMIG´s electric power line continue to progress and are expected to be concluded by the end of 2021.

In 2Q21, sustaining capital expenditures amounted to US$7.2 million, mainly related to mine development, totaling US$13.3 million in 1H21.

Morro Agudo

Treated ore volume was 269kt, down 16% from 2Q20 and up 1% compared to 1Q21.

Zinc production of 4.4kt in 2Q21 decreased by 34% compared to 2Q20. Zinc average grade decreased to 1.93% (45bps lower than 2Q20) as the higher-grade Ambrósia open pit reached the end of its mine life and was then suspended in 4Q20. Compared to 1Q21, zinc production decreased by 2%.

16

Earnings Release - 2Q21

In 1H21, zinc production totaled 9kt, down 27% compared to 1H20, driven by the reasons noted above.

In 2Q21, sustaining capital expenditures amounted to US$1.8 million, mainly related to mine development, investments in key infrastructure, and equipment replacement totaling US$2.3 million in 1H21.

Financial performance

US$ million	2Q21	1Q21	2Q20	2Q21 vs. 2Q20		1H21	1H20	1H21 vs. 1H20
Net Revenue	310.9	255.2	110.7	180.8%		566.1	273.2	107.2%
COGS	(176.4)	(163.6)	(119.2)	48.0%		(340.0)	(302.4)	12.4%
Gross Profit	134.5	91.6	(8.5)	—		226.1	(29.1)	—
Adjusted EBITDA	141.4	97.3	3.0	4,681.4%		238.8	(13.6)	—
Adjusted EBITDA Mrg.	45.5%	38.1%	2.7%	42.8	pp	42.2%	(5.0%)	47.2	pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$311 million in 2Q21, up 181% versus 2Q20. This performance was mainly driven by (i) higher average LME prices for zinc, copper, lead and silver; and (ii) the increase in sales volumes as 2Q20 was impacted by mine closures in Peru due to COVID-19.

In 1H21, net revenue reached US$566 million, up 107% year-over-year, mainly affected by the already-mentioned factors.

Cost of sales increased by 48% in 2Q21 compared to 2Q20, to US$176 million. This increase was primarily driven by higher sales volume and operating costs related to mining development and infrastructure in rehabilitation areas at the Cerro Lindo and Vazante mines, maintenance costs in Brazil, and personnel costs.

In the first six months of 2021, cost of sales totaled US$340 million, 12% higher compared to 1H20, driven by higher operating costs, following higher volumes.

Adjusted EBITDA for the mining segment in 2Q21 was US$141 million significantly recovering from US$3 million reported in 2Q20. The increase was primarily due to (i) the positive variation related to higher zinc prices also impacting quotation period adjustments; (ii) higher by-products contribution; (iii) increase in sales volumes; which were partially offset by (iv) higher workers participation provisions; and (v) higher operating costs as explained above.

17

Earnings Release - 2Q21

Compared to 1Q21, Adjusted EBITDA increased by 45%, mainly driven by (i) higher zinc prices; (ii) the positive variation related to by-product credits due to higher volumes and prices; which were partially offset by (iii) higher operating costs due to the increase in COVID-19 expenses in the Pasco complex and maintenance costs in Brazil; and (iv) higher workers participations provisions.

During 1H21, adjusted EBITDA for the mining segment amounted to US$239 million compared with a negative US$14 million in 1H20.

Cash cost and AISC 7,8

Consolidated cash cost		2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Cash cost net of by-products	US$/t	318	533	794	(59.9%)	421	1,004	(58.0%)
AISC net of by-products	US$/t	1,012	1,219	1,094	(7.5%)	1,111	1,439	(22.8%)
Cash cost net of by-products	US$/lb	0.14	0.24	0.36	(59.9%)	0.19	0.46	(58.0%)
AISC net of by-products	US$/lb	0.46	0.55	0.50	(7.5%)	0.50	0.65	(22.8%)

Cash cost net of by-products for the mining segment in 2Q21 decreased by 60% to US$0.14/lb (or US$318/t) compared to US$0.36/lb (or US$794/t) in 2Q20. This decrease was primarily driven by (i) higher by-product credits with a positive impact of US$0.38/lb; and (ii) lower treatment charges with a positive impact of US$0.10/lb; partially offset by (iii) higher operating costs of US$0.09/lb; and (iv) higher treated ore volume of US$0.16/lb.

Compared to 1Q21, cash cost decreased by 40%. Market related factors, such as lower treatment charges and higher LME prices, which affected by-products credits, had a positive impact of US$0.03/lb and US$0.05/lb, respectively. Additionally, we had a positive contribution in volumes of US$0.06/lb. These factors were partially offset by higher operational costs of US$0.03/lb and the appreciation of the BRL against U.S. dollar of US$0.02/lb.

AISC net of by-products also decreased in 2Q21 to US$0.46/lb (or US$1,012/t), down 8% compared to 2Q20 due to lower cash cost, which was partially offset by higher sustaining investments and workers participation bonus, and, to a lesser extent, an increase in corporate G&A expenses.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

7 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

8 AISC does not include Aripuanã CAPEX.

18

Earnings Release - 2Q21

Smelting segment

Consolidated		2Q21	1Q21	2Q20	2Q21 vs. 2Q20		1H21	1H20	1H21 vs. 1H20
Production
Zinc metal	kt	145.8	143.4	120.7	20.7%		289.2	259.1	11.6%
Global Recovery	%	95.0	94.6	94.2	74	bps	94.8	93.9	95	bps
Zinc oxide	kt	10.4	10.4	6.2	66.0%		20.8	14.3	45.2%
Total	kt	156.2	153.8	127.0	23.0%		310.0	273.4	13.4%
Sales
Zinc metal	kt	146.7	138.5	114.1	28.5%		285.2	251.5	13.4%
Zinc oxide	kt	9.9	9.8	5.7	72.1%		19.7	13.7	44.0%
Total	kt	156.6	148.4	119.9	30.6%		305.0	265.2	15.0%

In 2Q21, total production was 156kt, up 23% from the same quarter a year ago, primarily driven by the resumption of full production capacity at the Cajamarquilla smelter (+46%), which was required to reduce capacity according to measures announced by the Peruvian government to control the spread of COVID-19 in 2020. Compared to 1Q21, production increased by 1.5%.

Total sales amounted to 157kt, 31% higher from 2Q20, mainly driven by the continued strong demand in our home markets. Given that the demand in our primary home market continued to exceed our production levels in the quarter, in order to be able to supply all our clients and take advantage of attractive premiums, our Três Marias smelter purchased for resale 2.5kt of metal from third parties during 2Q21. Compared to 1Q21, total sales increased by 5.5%.

In 1H21, total production amounted to 310kt, up 13% versus the same period a year ago. Total sales followed the same trend and increased by 15% to 305kt.

Peru

In 2Q21, Cajamarquilla smelter production was 85kt, up 46% compared to 2Q20, which was affected by restrictive measures imposed by the Peruvian government related to the pandemic. Recovery rates continued to improve year-over-year (to 94.8% from 93.7%), because of better operational stability. Compared to 1Q21, smelter production was 2% higher and recovery rates remained flat.

Metal sales were 86kt in 2Q21, 49% higher than 2Q20 as a result of the continued recovery in global demand. Compared to 1Q21, sales increased by 11%.

In 1H21, smelter sales totaled 163kt, up 22% from last year, following the production increase and market demand recovery.

In 2Q21, sustaining capital expenditures amounted to US$9.8 million, mainly driven by equipment replacement and repairs, totaling US$15 million in 1H21.

Brazil

In 2Q21, smelter production amounted to 72kt, up 4% compared to the same period last year. The decrease in total production at Três Marias was offset by the increase in Juiz de Fora. Compared to 1Q21, smelter production was relatively flat (+0.9%).

Metal sales amounted to 61kt, up 8% from 2Q20, while zinc oxide increased by 72% to 10kt.

In 1H21, smelter production was 143kt, 2% higher compared to 1H20. Metal sales increased by 4% to 122kt while total sales volume (zinc metal + oxide) increased by 8% to 142kt.

19

Earnings Release - 2Q21

Três Marias

Três Marias total production (zinc metal + oxide) was slightly down (-0.5%) year-over-year. Compared to 1Q21, total production increased by 1.4%.

Metallic zinc production in Três Marias was down 10% from 2Q20 due to an increase in zinc oxide production, as a result of robust demand. Compared to 1Q21, metallic zinc production was up by 2%.

In 2Q21, zinc metal recovery rate remained high (+95.4%) and we were able to operate stably, despite the impact of a lower silicate supply from Vazante mine. Zinc oxide production increased to 10.4kt from 6.2kt in 2Q20 driven by higher demand, particularly from the automotive sector.

Zinc metal sales were 40kt, up 6% from 2Q20 driven by strong demand in our home markets in the period. Compared to 1Q21, sales decreased by 2%.

In 1H21, Três Marias total production amounted to 101kt, up 1% from 1H20 while zinc metal sales and zinc oxide sales increased by 4% and 44% to 82kt and 20kt, respectively.

In 2Q21, sustaining capital expenditures amounted to US$2.3 million, due to equipment replacement and repairs, totaling US$3 million in 1H21.

Juiz de Fora

In 2Q21, Juiz de Fora production was 21kt, up 15% compared to 2Q20, which was affected by the decision to temporarily reduce capacity utilization rate due to lower market demand. Compared to 1Q21, production was slightly down (-0.3%). Recovery rates averaged 94.7% in 2Q21, improving from 92.8% in 2Q20 and 93.9% in 1Q21.

Zinc metal sales totaled 20kt in 2Q21, following the increase in production and solid market demand year-over-year. Compared to 1Q21, sales increased by 3%.

In the first six months of 2021, zinc metal production increased by 4% to 41kt and sales of 40kt were 3% higher from 1H20.

In 2Q21, sustaining capital expenditures amounted to US$2.8 million for equipment replacement, scheduled maintenance and repairs, totaling US$4 million in 1H21.

Financial performance

US$ million	2Q21	1Q21	2Q20	2Q21 vs. 2Q20		1H21	1H20	1H21 vs. 1H20
Net Revenue	522.4	467.4	274.6	90.3%		989.8	646.4	53.1%
COGS	(433.8)	(380.5)	(241.3)	79.8%		(814.3)	(554.5)	46.8%
Gross Profit	88.6	86.9	33.3	166.3%		175.5	91.9	91.1%
Adjusted EBITDA	92.5	83.6	39.2	136.0%		176.1	100.6	75.1%
Adjusted EBITDA Mrg.	17.7%	17.9%	14.3%	3.4	pp	17.8%	15.6%	2.2	pp

Note: Financial performance pre intersegment eliminations.

Net revenue was US$522 million in 2Q21, 90% higher compared to US$275 million in 2Q20, mainly due to higher LME prices and sales volume.

In 1H21, net revenue reached US$990 million, up 53% year-over-year, also due to the above-mentioned factors.

Cost of sales increased by 80% in 2Q21, totaling US$434 million compared to US$241 million in 2Q20. This performance was mainly explained by (i) higher metal prices impacting the zinc concentrate purchase price; (ii) lower TCs; and (iii) the increase in operating costs driven by raw material mix – i.e. lower silicate supply from Vazante to Três Marias, as well as higher consumption of imported material and reduction of calcine stock in Cajamarquilla.

20

Earnings Release - 2Q21

In 1H21, cost of sales totaled US$814 million, up 47% compared to 1H20, mainly driven by higher volumes and metal prices impacting the zinc concentrate purchase price, and higher operating costs due to raw material mix and the increase in third-party services and maintenance expenses.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 2Q21, Nexa acquired 57% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 2Q21

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2021 benchmark TC, negotiated in early April, was US$159/t concentrate, down 47% from 2020 (US$300/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods through the year, we consider the 3-year average benchmark TC. The reference (average benchmark TC of 2021, 2020 and 2019) for 2021 is at US$235/t concentrate, up 2% from the previous reference (average benchmark TC of 2020, 2019 and 2018 was US$231/t).

At the end of 2Q21, spot TC in China reversed its downward trend and was US$80/t concentrate compared to US$70/t at the end of 1Q21, as reported by Wood Mackenzie. Concentrate availability in the market, however, still remained tight.

Adjusted EBITDA for the smelting segment totaled US$93 million in 2Q21, compared to US$39 million reported in 2Q20. This increase was mainly explained by (i) higher metal prices, (ii) higher metal sales volume with a total positive variation of US$10 million; and (iii) an increase in by-products contribution of US$8 million; partially offset by (iv) higher operational costs.

21

Earnings Release - 2Q21

Compared to 1Q21, Adjusted EBITDA increased by 11% mainly driven by (i) higher sales volume; (ii) higher by-products contribution due to the increase in volume and prices of silver, sulfuric acid and copper sulfate; and (iii) the positive variation in other operating income and expenses, which were affected by an incremental provision in 1Q21, as previously disclosed; partially offset by the negative price effect of US$11 million related to changes in market prices resulting in quotation period adjustments.

During 1H21, Adjusted EBITDA for our smelting segment totaled US$176 million, up 75% year-over-year due to higher metal sales volume and metal prices.

Cash cost and AISC9

Consolidated cash cost		2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Cash cost net of by-products	US$/t	2,375	2,185	1,548	53.4%	2,282	1,667	36.9%
AISC net of by-products	US$/t	2,514	2,323	1,680	49.6%	2,421	1,807	34.0%
Cash cost net of by-products	US$/lb	1.08	0.99	0.70	53.4%	1.04	0.76	36.9%
AISC net of by-products	US$/lb	1.14	1.05	0.76	49.6%	1.10	0.82	34.0%

Cash cost net of by-products for the smelting segment increased by 53% to US$1.08/lb (or US$2,375/t) in 2Q21 compared to 2Q20. Market related factors, such as higher LME prices had a negative impact of US$0.30/lb (or US$1.655/t). Additionally, higher operational costs had a negative impact of US$0.13/lb (or US$280/t), which were affected by the decrease in supply from the Extremo Norte mine and the increase in imported material in Cajamarquilla.

Compared to 1Q21, cash cost increased by 9% mainly driven by market related factors. Higher LME zinc prices and lower TCs had a negative impact of US$0.07/lb and U$0.03/lb, respectively, which were partially offset by higher by-products contribution.

AISC net of by-products increased in 2Q21 to US$1.14/lb from US$0.76/lb in 2Q20, mainly due to the increase in cash cost explained above and higher sustaining investments.

For a reconciliation of cash cost, AISC, please refer to the appendix section “All-in Sustaining Cost – Smelting”.

9 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

22

Earnings Release - 2Q21

Liquidity and Indebtedness

On June 30, 2021, Nexa’s consolidated gross debt10 amounted to US$1,915 million, 1% lower compared to the balance on March 31, 2021. The pre-payment of certain financial indebtedness was partially offset by the partial drawdown of the BNDES loan agreement and the 12% Brazilian real (end of period) appreciation against the U.S. dollar.

At the end of the period, 78.7% (or US$1,508 million) of the gross debt was denominated in U.S. dollars and 21.3% (or US$407 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Liquidity remained strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$1,076 million on June 30, 2021, 4% higher compared to March 31, 2021, mainly driven by the positive cash flow generation in the quarter.

Total cash was sufficient to cover the payment of all obligations maturing over the next 6 years. The average maturity of the total debt was 5.5 years at an average interest rate of 4.56% per year.

On June 30, 2021, Nexa’s net debt11 was US$867 million compared with US$933 million at the end of 1Q21.

Only 2.9% (US$56 million) of the total debt matures in 2021, 27.9% (US$535 million) matures between 2022 and 2026, while 69.1% (US$1,323 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 1.19x on June 30, 2021, compared to a ratio of 1.73x on March 31, 2021, mainly explained by the higher Adjusted EBITDA and lower net debt.

10 Loans and financings (“gross debt”)

11 Gross debt (US$1,915 million) minus cash and cash equivalents (US$1,046 million), minus financial investments (US$29 million), plus derivatives (US$4 million), plus Lease Liabilities (US$24 million).

23

Earnings Release - 2Q21

US$ million	Jun 30, 2021		Mar 31, 2021
Net Debt	867.3		932.7
LTM Adj. EBITDA	730.9		539.2
Net Debt/LTM Adj. EBITDA	1.19	x	1.73	x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to consider the deleveraging process of the Company.

With respect to BNDES loan agreement, in 2Q21 we drew R$261 million (or US$51 million), totaling R$736 million (or US$138 million) that was used to prepay existing financial debt related to the Aripuanã project.

In light of our robust cash position and balance sheet management strategy, on July 09, 2021, we prepaid the cross-currency swap and the outstanding principal amount and accrued interest of a term loan for a total of US$105 million. Also in July, we prepaid the outstanding principal and accrued interest of a loan facility for a total of US$80 million.

Cash flows

US$ million	2Q21	1H21
Net cash flows provided by (used in):
Operating activities	201.1	295.8
Investing activities	(104.1)	(185.6)
Financing activities	(71.9)	(154.5)
Increase (decrease) in cash and cash eq.	40.0	(40.1)
Cash and cash eq. at the beginning of the period	1,006.1	1,086.2
Cash and cash eq. at the end of the period (1)	1,046.1	1,046.1

(1) Does not include financial investments totaling US$29 million on June 30, 2021

In 2Q21, the net cash provided by operating activities was US$201 million. Working capital changes had a negative impact of US$35 million primarily due to (i) a negative variation of US$31 million in trade receivables due to the higher sales volume; (ii) an increase in finished products inventory with an impact of US$14 million; partially offset by (iii) a positive variation of US$18 million in confirming payables.

We used US$104 million of net cash flows for investing activities in 2Q21 impacted primarily by US$107 million of CAPEX, partially offset by a positive variation of US$2 million in financial investments.

Cash from financing activities in the quarter was a negative US$72 million, explained by payments of loans and financing (US$113 million) mainly related to the pre-payment of (i) outstanding principal and accrued interest of the R$245 million (approximately US$50 million) export credit note in Brazil; and (ii) outstanding principal amount and accrued interest of the US$43 million credit facility; partially offset by the net increase of loans and lease liabilities due to new debt assumption in the period (BNDES).

As a result, cash increased by US$40 million, resulting in cash and cash equivalents of US$1,046 million at the end of 2Q21.

24

Earnings Release - 2Q21

Investments

CAPEX

Nexa made investments of US$116 million in 2Q21. Of this amount, 53% was allocated to expansion projects, mainly driven by Aripuanã’s project development (US$59 million).

Non-expansion projects accounted for the remaining 47%. The main investments were related to sustaining CAPEX.

In 1H21, CAPEX amounted to US$200 million. Of this amount, 49% was related to the Aripuanã project and 40% related to sustaining CAPEX.

As projects will continue to advance, we expect the disbursement of investments to accelerate in the upcoming quarters. 2021 CAPEX guidance is being revised to US$510 million. Refer to our “Nexa | Outlook” section for further details.

CAPEX (US$ million)	2Q21	1H21
Expansion projects	61	103
Aripuanã	59	99
Others (1)	3	5
Non-Expansion	58	89
Sustaining (2)	51	81
HSE	5	6
Others (3)	2	2
Reconciliation to Financial Statements (4)	(3)	7
TOTAL	116	200

(1) Including Vazante mine deepening brownfield project

(2) Investments in tailing dams are included in sustaining expenses

(3) Modernization, IT and others

(4) The amounts are mainly related to advance payment of imported materials in 1Q21

Exploration & Project Evaluation and Other Expenses12

(US$ million)	2Q21	1H21
Exploration	13.3	25
Mineral Exploration	11.1	18
Mineral rights	1.6	4
Sustaining (mine development)	0.6	2
Project Evaluation	3.4	6
Exploration & Project Evaluation	16.7	31

Other	2.7	4
Technology	1.7	2
Communities	1.0	1

Note: Mineral exploration and Mineral Rights figures have been reclassified in 1Q21. No change in the total amount of Exploration expenses.

12 Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R&D, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

25

Earnings Release - 2Q21

In 2Q21, exploration expenses were US$13.3 million, mainly related to greenfield (36% of total) and brownfield (35% of total) exploration.

Project evaluation investment amounted to US$3.4 million in 1Q21, including approximately US$0.2 million directed towards greenfield projects in FEL1 and FEL2 stages and US$2.1 million to brownfield projects in the same stages.

In 1H21, mineral exploration investment was US$25 million and our annual guidance of US$51 million remains unchanged. Project evaluation amounted to US$6 million and 2021 guidance of US$20 million is also unchanged.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

For additional information on our exploration program, please refer to our “Exploration Report - 2Q21” published on July 21, 2021.

26

Earnings Release - 2Q21

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below. As a result of our commitment to capital discipline, we are evaluating our capital allocation strategy and the jurisdictions where we are operating.

Progress on the Magistral project continues. We have started the engineering cross-checks and we are studying some partnerships for the next steps of the project. These works are being developed to mitigate the risk of project execution, before consideration of project approval, which is subject to all governance approvals throughout the process.

Bonsucesso engineering studies also continue to advance, according to our previously disclosed timeline.

As previously disclosed, the pre-feasibility studies at Pukaqaqa project remain on hold and Shalipayco and Caçapava do Sul projects are under review. Exploration activities at Florida Canyon are also on hold.

Regarding Hilarión, exploration drilling in 2Q21 confirmed two potential new orebodies at Hilarión Sur target, the southern extension of the Hilarion deposit. In 3Q21, we plan to drill an additional 4,444 meters at Hilarión Sur target. For additional details, please refer to our 2Q21 Exploration Report published on July 21, 2021.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In PFS stage. ➢ Project under review.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ Feasibility study (FEL3) continue to progress. ➢ Remaining metallurgical tests in 3Q21. ➢ Peer review to start in 2H21. ➢ Detailed engineering of the access road to the project under development.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.	➢ In Pre-Feasibility stage. ➢ Only metallurgical tests are in progress. ➢ Ongoing update of block models.
Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage. ➢ Exploration activities are ongoing. ➢ New drilling results have confirmed thick and continuous bodies in the southern extension of the Hilarión deposit.
	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ In feasibility study (FEL3) phase. ➢ During 2Q21 we continued brownfield expansion drilling in the central zone of Bonsucesso and in the north zone with expansion and classification.

*Nexa Resources owns 80.16% interest in Nexa Peru.

27

Earnings Release - 2Q21

Market Scenario

2Q21

LME Prices		2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Zinc	US$/t	2,916	2,750	1,961	48.7%	2,832	2,047	38.3%
Copper	US$/t	9,700	8,504	5,356	81.1%	9,092	5,500	65.3%
Lead	US$/t	2,128	2,018	1,673	27.2%	2,072	1,762	17.6%
Silver	US$/oz	26.69	26.26	16.38	63.0%	26.47	16.65	59.0%
Gold	US$/oz	1,816	1,794	1,711	6.2%	1,805	1,645	9.7%

Source: Bloomberg

Zinc

In 2Q21, the LME zinc price averaged US$2,916/t (or US$1.32/lb), up 49% from 2Q20, driven by global economic activity growth. The depreciation of the U.S dollar against other major currencies also contributed to higher metal prices. The upward trend in the price of zinc reversed in June due to concerns over electricity shortages in China and the potential sales of metal to the market by the State Reserve Bureau of China, including zinc, in the upcoming months.

Zinc metal demand in our home market (Latin America excluding Mexico) in 2Q21 was 54% higher compared to the same period last year, mainly driven by the inventory building, consumption of finished products, lower interest rates, among others.

In terms of supply, overall mine production continues to rebound, despite the ongoing effects of COVID-19 in some key zinc-producing regions such as Latin America and India. In China, zinc spot TCs for domestic material has increased over the quarter, reaching US$ 136/t in June, up 12% compared to March, reflecting better availability of concentrate in the Chinese domestic market. Imported TCs followed the same trend, increasing 14%, from US$ 70/t in March to US$ 80/t in June.

Copper

The average copper LME price in 2Q21 was US$9,700/t (US$4.40/lb), up 81% compared to 2Q20 and 14% from 1Q21. Copper three-month prices hit an all-time high on the LME (US$10,747.5/t, on May 10th) due to a combination of speculative interest, falling LME inventories, weaker U.S. dollar and lower production numbers, which suggest ongoing supply issues related to COVID-19. Prices fell below US$10,000/t over the second half of May and in June.

Given increasing working capital pressure due to high copper prices, most copper smelters have been managing their inventories of concentrates with caution. As a result, copper in concentrate availability has improved and spot TCs in China increased 25% compared to the previous quarter. Copper inventories recovered in 2Q21, up 46% compared to 1Q21, with closing inventories of 211.5kt in June.

Foreign Exchange

FX	2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
BRL/USD (Average)	5.290	5.483	5.385	(1.8%)	5.386	4.921	9.4%
BRL/USD (End of period)	5.002	5.697	5.476	(8.7%)	5.002	5.476	(8.7%)
PEN/USD (Average)	3.795	3.662	3.433	10.5%	3.728	3.415	9.2%
PEN/USD (End of period)	3.866	3.744	3.542	9.2%	3.866	3.542	9.2%

Source: Bloomberg

28

Earnings Release - 2Q21

Despite a devaluation in the first half of the quarter, the U.S. dollar recovered its position against other major currencies at the end of 2Q21. Amid heightened concerns about inflation, progress on vaccination has slowed the spread of COVID-19 in the U.S., improving indicators of economic activity and employment.

The Brazilian real appreciated against the U.S. dollar with a stronger-than-expected economic recovery for 1H21, closing June at 5.002/US$. The average exchange rate for the Brazilian real in 2Q21 was 5.290/US$ versus 5.483/US$ in 1Q21 (-3.5%). This trend is expected to strengthen in 2H21 as vaccination campaigns continue to advance. Compared to 2Q20, the average exchange rate for the Brazilian real was 1.8% lower.

The average exchange rate for Peruvian soles in 2Q21 reached 3.795/US$, up 3.6% and 10.5% from 1Q21 and 2Q20, respectively, as the market remains pessimistic about political uncertainty after the presidential elections results in Peru.

Market | 2021 Outlook

Stronger price sentiment is expected to spill over until the end of the year, as investors continue to look to commodities as hedging against inflation. Prices should also be supported by low inventories and continued global economy recovery.

In terms of zinc fundamentals, mine production is returning to pre-pandemic levels and it is forecasted to continue improving in 2H21. Positive demand for refined metal is encouraging smelters to increase utilization rates. Relatively low inventories and robust demand should support prices at higher levels.

In Latin America, the zinc demand outlook remains healthy, supported by a more optimistic international scenario due to the progress in vaccination campaigns, stimulus packages and relief measures. In Brazil, the growth perspectives for the automotive and civil construction segments continue to contribute positively. According to LCA consulting data, GDP in civil construction is expected to grow 3.8% compared to last year, supported by lower interest rates combined with market confidence for the 2H21. On the other hand, political uncertainties, new lockdown measures, and low vaccination campaigns in some countries in Latin America may be a headwind for zinc demand in the mid-long term.

In terms of copper fundamentals, tightness in the concentrate market is expected to ease in the upcoming months with the estimated commissioning of new projects and expansions at existing mines. Concerns about political uncertainties in Latin America, labor disputes, and supply disruptions still related to COVID-19 in the following quarters could tighten the market, affecting negotiations during the annual benchmark season. Demand is expected to continue to rebound, driven by a global economic recovery as a consequence of stimulus packages and the progress of vaccination campaigns.

29

Earnings Release - 2Q21

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;
•	the changes in the expected level of supply and demand for commodities;
•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate, including the political uncertainty surrounding the results of the recent Peruvian elections;
•	changes in global market conditions;
•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;
•	severe natural disasters, such as storms and earthquakes, disrupting our operations;
•	operational risks, such as operator errors, mechanical failures and other accidents;
•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;
•	the implementation of our growth strategy and risks associated with related capital expenditures;
•	failure to obtain financial assurance to meet closure and remediation obligations;
•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;
•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;
•	labor disputes or disagreements with local communities;
•	loss of reputation due to unanticipated operational failures or significant occupational incidents;
•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;
•	currency exchange rate and interest rate fluctuations; and
•	other factors.
30

Earnings Release - 2Q21

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

31

Earnings Release - 2Q21

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

32

Earnings Release - 2Q21

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

33

Earnings Release - 2Q21

UPCOMING EVENT

Earnings Conference Call

Date: Friday, July 30, 2021 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

34

Earnings Release - 2Q21

Appendix

Income Statement	36
Balance sheet | Assets	37
Balance sheet | Liabilities	38
Cash Flows	39
Capex	40
Segments Information	41
Mining Information | Consolidated	42
Mining Information | by Asset	43
Smelting Information | Consolidated and by Asset	46
All in Sustaining Cash Cost | Mining	47
All in Sustaining Cash Cost | Smelting	49
35

Earnings Release - 2Q21

Income Statement

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Net Revenue	442.1	336.7	537.6	634.5	602.9	686.2
Cost of sales	(391.3)	(316.0)	(396.5)	(460.1)	(422.8)	(464.7)
SG&A	(41.6)	(29.2)	(36.6)	(44.2)	(36.5)	(35.4)
Mineral exploration and project evaluation	(15.8)	(9.6)	(10.1)	(21.7)	(14.3)	(18.5)
Impairment of non-current assets	(484.6)	0.0	(65.1)	(7.8)	0.0	0.0
Other income and expenses, net	(17.2)	6.4	(4.3)	(4.1)	(8.5)	2.9
Net financial result	(165.3)	(54.5)	(61.9)	3.6	(74.2)	32.3
Financial income	3.6	3.4	2.2	1.9	1.9	2.0
Financial expenses	(39.7)	(39.1)	(42.8)	(38.1)	(34.2)	(35.3)
Other financial items, net	(129.2)	(18.8)	(21.4)	39.8	(41.9)	65.5
Depreciation, amortization and depletion	67.6	52.1	61.4	62.8	59.2	62.2
Adjusted EBITDA	43.7	39.9	152.0	167.3	180.0	232.7
Adj. EBITDA margin	9.9%	11.9%	28.3%	26.4%	29.8%	33.9%
Income Tax	60.0	9.9	0.9	(46.6)	(15.0)	(80.6)
Net income (loss)	(613.8)	(56.2)	(36.2)	53.7	31.6	122.2
Attributable to Nexa's shareholders	(523.7)	(55.8)	(30.2)	50.4	22.8	109.0
Attributable to non-controlling interests	(90.1)	(0.4)	(6.0)	3.3	8.8	13.1
Weighted average number of outstanding shares - in thousand (1)	132,439	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(3.95)	(0.42)	(0.23)	0.38	0.17	0.82

(1) Shares in treasury are not included in this amount. The shares were canceled in June 2020.

36

Earnings Release - 2Q21

Balance Sheet – Assets

Nexa - US$ thousand	Jun 30, 2021	Dec 31, 2020
Current assets
Cash and cash equivalents	1,046,080	1,086,163
Financial investments	29,480	35,044
Derivative financial instruments	13,750	16,329
Trade accounts receivables	215,432	229,032
Inventory	336,090	256,522
Recoverable income tax	16,665	12,953
Other assets	94,843	91,141
	1,752,340	1,727,184

Non-current assets
Investment in equity instruments	5,295	—
Derivative financial instruments	10,008	15,651
Deferred income tax	203,522	221,580
Recoverable income tax	5,607	13,110
Other assets	61,035	93,131
Property, plant and equipment	2,050,201	1,898,296
Intangible assets	1,046,111	1,076,405
Right-of-use assets	16,706	18,869
	3,398,485	3,337,042

Total assets	5,150,825	5,064,226

37

Earnings Release - 2Q21

Balance Sheet – Liabilities

Nexa - US$ thousand	Jun 30, 2021	Dec 31, 2020
Current liabilities
Loans and financings	86,740	146,002
Lease liabilities	17,154	15,999
Derivative financial instruments	6,081	5,390
Trade payables	396,140	370,122
Confirming payables	177,271	145,295
Dividends payable	18,542	4,557
Asset retirement and environmental obligations	45,260	33,095
Contractual obligations	22,088	27,132
Salaries and payroll charges	53,592	56,107
Tax liabilities	64,461	43,630
Other liabilities	39,428	29,230
	926,757	876,559

Non-current liabilities
Loans and financings	1,828,078	1,878,312
Lease liabilities	6,697	9,690
Derivative financial instruments	21,871	21,484
Asset retirement and environmental obligations	233,419	242,951
Provisions	33,433	30,896
Deferred income tax	211,817	218,392
Contractual obligations	121,847	138,893
Other liabilities	28,870	25,805
	2,486,032	2,566,423

Total liabilities	3,412,789	3,442,982

Shareholders' equity
Attributable to NEXA’s shareholders	1,489,006	1,377,445
Attributable to non-controlling interests	249,030	243,799
	1,738,036	1,621,244
Total liabilities and shareholders' equity	5,150,825	5,064,226

38

Earnings Release - 2Q21

Cash Flows

Nexa - US$ thousand	2Q21	1H21
Cash flows from operating activities
Income before income tax	202,775	249,360
Adjustments to reconcile income (loss) before income tax to cash

Impairment of non-current assets	—	—
Depreciation and amortization	62,157	121,355
Interest and foreign exchange effects	29,799	62,705
Gain (Loss) on sale of property, plant and equipment and intangible assets	(14)	(407)
Changes in accruals	(1,440)	8,234
Changes in Fair Value of loans and financings	429	(8,446)
Changes in Fair Value of derivative financial instruments	(11,712)	1,768
Contractual obligations	(11,488)	(24,798)
Changes in operating assets and liabilities	(35,052)	(21,910)
Cash provided by operating activities	235,454	387,861

Interest paid on loans and financings	(28,738)	(64,231)
Interest paid on lease liabilities	13	(289)
Premium paid on bonds repurchase	—	—
Income tax paid	(5,610)	(27,558)
Net Cash provided by operating activities	201,119	295,783

Cash flows from investing activities
Additions of property, plant and equipment	(107,191)	(189,814)
Net sales (purchases) of financial investments	2,178	8,829
Proceeds from the sale of property, plant and equipment	1,008	1,787
Investment in equity instruments	(136)	(6,356)
Net cash used in investing activities	(104,141)	(185,554)

Cash flows from financing activities
New loans and financings	50,737	50,737
Debt issue costs	—	—
Payments of loans and financings (1)	(113,424)	(160,628)
Bonds Repurchase	—	—
Payments of lease liabilities	(3,025)	(5,282)
Dividends paid	(6,194)	(39,339)
Net cash used in financing activities	(71,906)	(154,512)

Foreign exchange effects on cash and cash equivalents	14,953	4,200
Increase (Decrease) in cash and cash equivalents	40,025	(40,083)
Cash and cash equivalents at the beginning of the period	1,006,055	1,086,163
Cash and cash equivalents at the end of the period	1,046,080	1,046,080

(1) Includes transaction costs

39

Earnings Release - 2Q21

Capex

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Mining	30.8	17.2	23.1	31.5	23.5	34.5
Cerro Lindo	8.9	2.4	7.5	8.8	4.4	9.0
El Porvenir	5.0	1.0	3.3	3.7	9.0	8.3
Atacocha	4.8	0.9	3.3	6.3	1.9	4.6
Vazante	8.5	10.7	7.3	11.1	7.5	10.7
Morro Agudo	3.5	2.2	1.6	1.6	0.6	1.9
Smelting	13.1	8.4	18.8	15.3	8.3	16.2
CJM	6.1	1.6	11.4	8.5	5.6	9.7
Três Marias	4.3	4.8	4.8	4.3	1.6	3.2
Juiz de Fora	2.7	2.0	2.6	2.5	1.1	3.4
Other	36.3	43.3	43.4	55.4	52.0	65.5
Total	80.1	68.9	85.2	102.2	83.8	116.2
Expansion	41.1	52.9	55.2	72.4	42.0	61.3
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9

Sustaining (US$ million)	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Mining	17.9	10.7	19.3	27.3	21.5	29.3
Cerro Lindo	6.7	2.4	7.4	8.5	4.4	7.8
El Porvenir	3.1	1.0	3.2	3.7	8.6	8.1
Atacocha	3.1	0.9	3.3	6.2	2.0	4.4
Vazante	3.5	5.8	4.8	7.7	6.1	7.2
Morro Agudo	1.5	0.7	0.6	1.2	0.5	1.8
Smelting	4.0	6.0	9.6	12.1	7.2	14.9
CJM	2.1	1.5	3.6	6.4	5.3	9.8
Três Marias	1.0	3.8	4.0	3.7	1.0	2.3
Juiz de Fora	0.9	0.7	2.0	1.9	0.9	2.8
Total Sustaining	21.9	16.7	28.9	39.4	28.7	44.3

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Modernization	3.2	2.2	1.9	0.8	0.7	1.2
Sustaining (1)	21.9	17.7	28.1	39.8	29.1	51.5
HSE	10.5	1.9	1.9	1.8	1.8	4.7
Other (2)	3.4	(5.9)	(2.0)	(12.6)	10.3	(2.5)
Non-Expansion	39.0	15.9	30.0	29.8	41.9	54.9

(1) Since 2Q20, investments in tailings dams are included in sustaining expenses.

(2) The negative amounts refer mainly to tax credits.

40

Earnings Release - 2Q21

Segments Information

US$ million	2Q21	1Q21	2Q20	2Q21 vs. 2Q20	1H21	1H20	1H21 vs. 1H20
Revenue – Mining	310.9	255.2	110.7	180.8%	566.1	273.2	107.2%
Revenue – Smelting	522.4	467.4	274.6	90.3%	989.8	646.4	53.1%
Intersegment Results	(162.6)	(129.3)	(52.0)	213.0%	(292.0)	(139.7)	109.0%
Adjustments	15.5	9.6	3.4	357.5%	25.1	(1.1)	—
Net Revenue	686.2	602.9	336.7	103.8%	1,289.1	778.8	65.5%

Cost of sales – Mining	(176.4)	(163.6)	(119.2)	48.0%	(340.0)	(302.4)	12.4%
Cost of sales – Smelting	(433.8)	(380.5)	(241.3)	79.8%	(814.3)	(554.5)	46.8%
Intersegment Results	162.6	129.3	52.0	213.0%	292.0	139.7	109.0%
Adjustments	(17.1)	(8.0)	(7.5)	129.4%	(25.2)	9.9	—
Cost of sales	(464.7)	(422.8)	(316.0)	47.1%	(887.5)	(707.3)	25.5%

Gross Profit – Mining	134.5	91.6	(8.5)	—	226.1	(29.1)	—
Gross Profit – Smelting	88.6	86.9	33.3	166.3%	175.5	91.9	91.1%
Adjustments	(1.6)	1.6	(4.1)	(59.6%)	(0.1)	8.7	—
Gross Profit	221.4	180.1	20.7	969.1%	401.6	71.5	461.7%

Adjusted EBITDA – Mining	141.4	97.3	3.0	4681.4%	238.8	(13.6)	—
Adjusted EBITDA – Smelting	92.5	83.6	39.2	136.0%	176.1	100.6	75.1%
Adjustments	(1.3)	(0.9)	(2.2)	(43.4%)	(2.2)	(3.3)	(33.7%)
Adjusted EBITDA	232.7	180.0	39.9	483.0%	412.6	83.6	393.4%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

41

Earnings Release - 2Q21

Mining information | Consolidated

Consolidated

Consolidated		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	2,806.6	1,856.1	3,040.8	3,150.2	2,960.2	3,207.3

Grade
Zinc	%	3.12	3.86	3.07	3.29	3.00	2.90
Copper	%	0.32	0.32	0.33	0.34	0.34	0.28
Lead	%	0.48	0.40	0.52	0.54	0.49	0.50
Silver	oz/t	0.87	0.77	0.95	0.94	0.95	0.92
Gold	oz/t	0.003	0.003	0.004	0.005	0.004	0.004

Production | metal contained
Zn	kt	76.9	62.4	81.9	91.9	77.4	81.6
Cu	kt	7.0	4.7	7.9	8.5	7.9	6.9
Pb	kt	9.4	4.7	11.4	12.5	10.4	11.7
Ag	koz	1,699.0	900.2	2,095.9	2,130.8	2,065.2	2,244.9
Au	koz	3.8	2.1	5.1	5.2	4.8	6.1
Zn Eq production (1)	kt	122.1	89.6	137.2	149.4	130.1	136.0

Cash Cost Net of By-products (2)	US$/t	1,154.1	793.7	735.3	720.3	533.0	318.4
Cash Cost Net of By-products (2)	US$/lb	0.52	0.36	0.33	0.33	0.24	0.14

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

42

Earnings Release - 2Q21

Mining information | by Asset

Cerro Lindo, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	1,394.3	846.9	1,559.0	1,682.1	1,598.6	1,644.9

Grade
Zinc	%	1.67	1.71	1.86	2.32	1.79	1.94
Copper	%	0.57	0.64	0.58	0.59	0.57	0.48
Lead	%	0.22	0.21	0.28	0.39	0.28	0.31
Silver	oz/t	0.68	0.75	0.78	0.86	0.80	0.83
Gold	oz/t	0.002	0.003	0.001	0.004	0.003	0.002

Production | metal contained
Zn	kt	21.3	12.6	26.0	35.5	25.3	29.1
Cu	kt	7.0	4.7	7.8	8.4	7.9	6.7
Pb	kt	2.2	1.2	3.1	5.1	3.3	3.8
Ag	koz	640.5	411.0	863.6	1,023.8	941.9	1,066.0
Au	koz	0.7	0.9	1.1	1.4	1.2	1.4
Zn Eq production (1)	kt	48.4	30.7	58.4	72.8	58.9	61.2

Cash Cost Net of By-products (2)	US$/t	818.5	(600.4)	(211.3)	(281.6)	(495.5)	(658.4)
Cash Cost Net of By-products (2)	US$/lb	0.37	(0.27)	(0.10)	(0.13)	(0.22)	(0.30)

El Porvenir, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	423.6	233.4	415.2	430.5	501.9	515.8

Grade
Zinc	%	2.60	2.79	2.68	2.58	2.64	2.73
Copper	%	0.16	0.20	0.17	0.18	0.16	0.19
Lead	%	0.88	0.82	1.01	0.95	1.01	0.92
Silver	oz/t	1.89	1.92	2.20	1.97	2.11	1.83
Gold	oz/t	0.012	0.014	0.013	0.011	0.012	0.010

Production | metal contained
Zn	kt	9.7	5.8	9.7	9.6	11.6	12.3
Cu	kt	0.1	0.0	0.1	0.1	0.1	0.1
Pb	kt	2.8	1.5	3.3	3.2	4.0	3.7
Ag	koz	599.2	336.2	716.0	663.7	852.1	745.1
Au	koz	1.4	1.0	1.8	1.7	2.2	1.9
Zn Eq production (1)	kt	18.7	10.9	20.6	19.9	24.5	23.9

Cash Cost Net of By-products (2)	US$/t	930.1	816.7	1,380.3	2,038.3	1,378.8	988.3
Cash Cost Net of By-products (2)	US$/lb	0.42	0.37	0.63	0.92	0.63	0.45

43

Earnings Release - 2Q21

Atacocha, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	324.5	53.4	357.1	330.3	185.3	371.6

Grade
Zinc	%	1.43	1.20	1.08	1.09	0.90	0.77
Copper	%	0.07	0.04	0.04	0.04	0.00	0.00
Lead	%	1.23	1.19	1.19	1.04	0.91	0.83
Silver	oz/t	1.62	1.26	1.35	1.23	1.07	1.05
Gold	oz/t	0.010	0.011	0.010	0.012	0.012	0.011

Production | metal contained
Zn	kt	3.6	0.5	2.8	2.7	1.2	2.1
Cu	kt	0.0	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.3	0.5	3.6	2.8	1.4	2.6
Ag	koz	405.9	54.2	399.6	325.1	157.3	309.1
Au	koz	1.6	0.3	2.2	2.2	1.4	2.8
Zn Eq production (1)	kt	11.2	1.7	11.1	9.6	4.8	9.1

Cash Cost Net of By-products (2)	US$/t	1,733.7	(2,310.1)	(713.7)	(986.5)	(3,489.2)	(946.2)
Cash Cost Net of By-products (2)	US$/lb	0.79	(1.05)	(0.32)	(0.45)	(1.58)	(0.43)

Vazante, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	396.0	401.7	407.3	418.0	407.9	406.1

Grade
Zinc	%	10.67	10.52	10.31	10.22	9.76	9.65
Lead	%	0.37	0.40	0.34	0.35	0.33	0.35
Silver	oz/t	0.46	0.72	0.68	0.65	0.70	0.63

Production | metal contained
Zn	kt	36.8	36.8	36.9	37.6	34.8	33.7
Pb	kt	0.2	0.3	0.4	0.5	0.4	0.5
Ag	koz	49.9	98.7	116.6	118.3	113.9	124.7
Zn Eq production (1)	kt	37.3	37.9	38.2	39.1	36.1	35.2

Cash Cost Net of By-products (2)	US$/t	1,203.9	1,139.6	1,189.2	1,189.5	914.4	857.5
Cash Cost Net of By-products (2)	US$/lb	0.55	0.52	0.54	0.54	0.41	0.39

44

Earnings Release - 2Q21

Morro Agudo, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Treated Ore	kt	268.2	320.7	302.3	289.4	266.5	269.0

Grade
Zinc	%	2.37	2.38	2.43	2.46	2.00	1.93
Lead	%	0.45	0.48	0.52	0.51	0.70	0.65

Production | metal contained
Zn	kt	5.5	6.7	6.4	6.5	4.5	4.4
Pb	kt	0.9	1.1	1.0	0.9	1.2	1.1
Ag	koz	3.5	0.0	0.0	0.0	0.0	0.0
Zn Eq production (1)	kt	6.4	8.5	8.9	8.1	5.8	6.5

Cash Cost Net of By-products (2)	US$/t	2,328.7	1,542.9	1,372.2	1,762.6	1,751.1	1,229.1
Cash Cost Net of By-products (2)	US$/lb	1.06	0.70	0.62	0.80	0.79	0.56

45

Earnings Release - 2Q21

Smelting | Consolidated and Sales by Asset

		1Q20	2Q20	3Q20	4Q20	1Q21	2Q21
Metallic zinc sales	kt	137.4	114.1	148.1	151.1	138.5	146.7
Zinc oxide sales	kt	8.0	5.7	10.3	10.7	9.8	9.9
Total sales volume	kt	145.3	119.9	158.4	161.8	148.4	156.6

Metallic zinc sales
Cajamarquilla	kt	76.2	57.6	81.6	87.5	77.5	85.8
Três Marias	kt	40.4	38.3	47.8	42.7	41.2	40.3
Juiz de Fora	kt	20.8	18.2	18.6	20.9	19.9	20.4

Zinc oxide sales
Três Marias	kt	8.0	5.7	10.3	10.7	9.8	9.9

Global recovery
Cajamarquilla	%	93.1	93.7	93.5	94.4	94.8	94.8
Três Marias	%	95.2	95.4	94.8	94.0	94.6	95.4
Juiz de Fora	%	92.1	92.8	93.3	93.3	93.9	94.7

Cash cost
Cajamarquilla	US$/t	1,802.3	1,794.6	1,795.8	2,070.1	2,219.1	2,346.4
	US$/lb	0.82	0.81	0.81	0.94	1.01	1.06
Três Marias	US$/t	1,598.0	1,170.2	1,602.7	1,998.9	2,167.3	2,502.2
	US$/lb	0.72	0.53	0.73	0.91	0.98	1.13
Juiz de Fora	US$/t	2,009.4	1,657.9	1,946.6	2,018.6	2,023.5	2,212.9
	US$/lb	0.91	0.75	0.88	0.92	0.92	1.00

46

Earnings Release - 2Q21

All-in Sustaining Cost – Mining (2)

2Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	33,685	4,420	30,688	12,820	1,524	83,137		83,137
(+)	COGS	21.6	11.2	95.1	38.0	13.0	178.9	(2.5)	176.4
(+)	On-site G&A	1.5	0.6	0.0	0.0	0.0	2.1		2.1
(-)	By-products revenue	(4.2)	(6.2)	(101.1)	(24.3)	(14.8)	(150.6)	3.8	(146.8)
(+)	Treatment Charges	16.6	1.7	19.2	6.3	0.8	44.6		44.6
(+)	Selling Expenses	0.1	0.4	0.4	0.2	0.1	1.2		1.2
(-)	Depreciation, amortization and depletion	(4.9)	(1.4)	(26.1)	(6.4)	(2.7)	(41.5)	(0.1)	(41.6)
(-)	Royalties	(0.4)	(0.2)				(0.6)		(0.6)
(-)	Workers participation & Bonus	(0.4)	(0.2)	(4.9)	(0.8)	(0.1)	(6.3)		(6.3)
(+)	Others	(1.2)	(0.3)	(2.9)	(0.3)	2.3	(2.4)		(2.4)
(=)	Cash Cost (Sold)	28.9	5.4	(20.2)	12.7	(1.4)	25.3	1.1	26.5
	Cash Cost (Sold) (per ton)	857.5	1,229.1	(658.4)	988.3	(946.2)	304.8	0.0	318.4
(+)	Sustaining Capital Expenditure	9.9	1.9	9.0	8.3	4.6	33.6	5.8	39.5
(=)	Sustaining Cash Cost (Sold)	38.8	7.3	(11.2)	21.0	3.1	58.9	7.0	65.9
	Sustaining Cash Cost (Sold) (per ton)	1,150.7	1,657.4	(366.2)	1,635.1	2,055.3	709.0	0.0	792.9
(+)	Workers participation & Bonus	0.4	0.2	4.9	0.8	0.1	6.3		6.3
(+)	Royalties	0.4	0.2	0.0	0.5	0.2	1.3		1.3
(+)	Corporate G&A							10.6	10.6
(=)	AISC (Sold)								84.1
(=)	AISC (Sold) (per ton)								1,012.1
(=)	AISC (Sold) in US$/lb								0.46

47

Earnings Release - 2Q21

2Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,764	6,746	11,723	4,801	702	60,737	0	60,737
(+)	COGS	16.8	11.7	55.3	19.7	12.1	115.7	3.5	119.2
(+)	On-site G&A	1.1	0.8	0.0	0.0	0.0	1.9	0.0	1.9
(-)	By-products revenue	(1.8)	(3.7)	(36.6)	(7.7)	(4.2)	(54.0)	(2.2)	(56.2)
(+)	Treatment Charges	30.9	4.2	6.9	3.5	0.5	46.1	0.0	46.1
(+)	Selling Expenses	0.0	0.3	0.5	(0.0)	(0.0)	0.8	0.0	0.8
(-)	Depreciation, amortization and depletion	(3.1)	(2.2)	(18.5)	(5.4)	(1.4)	(30.6)	(0.5)	(31.1)
(-)	Royalties	(0.4)	(0.3)	0.0	0.0	0.0	(0.6)	0.0	(0.6)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.6)	0.0	(0.6)
(+)	Others	(1.4)	(0.4)	(14.6)	(6.1)	(8.5)	(31.1)	0.0	(31.1)
(=)	Cash Cost (Sold)	41.9	10.4	(7.0)	3.9	(1.6)	47.6	0.6	48.2
	Cash Cost (Sold) (per ton)	1,139.6	1,542.9	(600.4)	816.7	(2,310.1)	783.2	0.0	793.7
(+)	Sustaining Capital Expenditure	6.5	1.6	2.4	1.0	0.9	12.4	(5.1)	7.4
(=)	Sustaining Cash Cost (Sold)	48.4	12.0	(4.6)	4.9	(0.7)	60.0	(4.5)	55.6
	Sustaining Cash Cost (Sold) (per ton)	1,317.1	1,785.7	(394.1)	1,020.4	(1,048.9)	988.0	0.0	914.8
(+)	Workers participation & Bonus	0.2	0.1	0.1	0.1	0.1	0.6	0.0	0.6
(+)	Royalties	0.4	0.3	0.0	0.1	0.0	0.7	0.0	0.7
(+)	Corporate G&A	0.0	0.0	0.0	0.0	0.0	0.0	9.6	9.6
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	66.5
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1,094.2
(=)	AISC (Sold) in US$/lb								0.50

48

Earnings Release - 2Q21

All-in Sustaining Cost – Smelting (2)

2Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	45,547	20,250	85,661	151,458		151,458
(+)	COGS	124.1	55.9	247.2	427.2	(0.7)	426.6
(-)	Cost of freight	(2.4)	(1.0)	(10.4)	(13.7)		(13.7)
(+)	On-site G&A	1.2	1.1	4.0	6.3	0.0	6.3
(-)	Depreciation, amortization and depletion	(3.4)	(3.0)	(13.7)	(20.1)		(20.1)
(-)	By-products revenue	(2.1)	(6.3)	(27.9)	(36.3)	0.6	(35.7)
(-)	Workers participation & Bonus	(0.3)	(0.3)	1.8	1.2		1.2
(+)	Others	(3.2)	(1.6)	0.0	(4.9)		(4.9)
(=)	Cash Cost (Sold)	114.0	44.8	201.0	359.8	(0.1)	359.7
	Cash Cost (Sold) (per ton)	2,502.2	2,212.9	2,346.4	2,375.4		2,374.7
(+)	Sustaining Capital Expenditure	3.2	3.4	9.6	16.1	(0.7)	15.4
(=)	Sustaining Cash Cost (Sold)	117.2	48.2	210.6	375.9	(0.8)	375.1
	Sustaining Cash Cost (Sold) (per ton)	2,572.1	2,379.0	2,458.2	2,481.9		2,476.4
(+)	Workers participation & Bonus	0.3	0.3	(1.8)	(1.2)		(1.2)
(+)	Corporate G&A					6.9	6.9
(=)	AISC (Sold)						380.7
(=)	AISC (Sold) (per ton)						2,513.8
(=)	AISC (Sold) in US$/lb						1.14

Note: Cash cost and AISC per ton sold does not include the impact of the cost of metal purchased for resale.

49

Earnings Release - 2Q21

2Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	42,790	18,084	57,564	118,438	0	118,438
(+)	COGS	61.9	40.1	140.1	242.1	(0.8)	241.3
(-)	Cost of freight	(1.8)	(0.5)	(4.8)	(7.2)	0.0	(7.2)
(+)	On-site G&A	1.1	0.8	4.2	6.1	0.0	6.1
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(14.4)	(20.8)	0.0	(20.8)
(-)	By-products revenue	(3.8)	(3.6)	(15.6)	(23.0)	0.8	(22.2)
(-)	Workers participation & Bonus	(0.2)	(0.1)	(0.3)	(0.6)	0.0	(0.6)
(+)	Others	(3.7)	(3.8)	(5.9)	(13.4)	0.0	(13.4)
(=)	Cash Cost (Sold)	50.1	30.0	103.3	183.4	0.0	183.4
	Cash Cost (Sold) (per ton)	1,170.2	1,657.9	1,794.6	1,548.1	0.0	1,548.1
(+)	Sustaining Capital Expenditure	4.8	2.0	1.4	8.3	0.3	8.6
(=)	Sustaining Cash Cost (Sold)	54.8	32.0	104.7	191.6	0.3	191.9
	Sustaining Cash Cost (Sold) (per ton)	1,281.3	1,771.2	1,819.7	1,617.8	0.0	1,620.7
(+)	Workers participation & Bonus	0.2	0.1	0.3	0.6	0.0	0.6
(+)	Corporate G&A	0.0	0.0	0.0	0.0	6.5	6.5
(=)	AISC (Sold)	0.0	0.0	0.0	0.0	0.0	199.0
(=)	AISC (Sold) (per ton)	0.0	0.0	0.0	0.0	0.0	1,680.0
(=)	AISC (Sold) in US$/lb						0.76

50